Exhibit 12

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

	Three Months Ended	Year Ended
	31-Mar-03	31-Dec-02
Net earnings before loss (gain) on sale of real estate	$11,214	$51,836
Add back:
Fixed charges	7,083	27,849
Deduct:
Capitalized interest	(36)	(120)
Earnings available for fixed charges and preferred dividends	$18,261	$79,565
Fixed Charges
Interest expense	$7,083	$27,849
Capitalized interest	(36)	(120)
Interest portion of rent expense	—	—
Total fixed charges	7,047	27,729
Preferred dividends	—	—
Total fixed charges and preferred dividends	$7,047	$27,729
Ratio of Earnings to Fixed Charges and Preferred Dividends	2.58x	2.72x